SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:  Prudential PLC Half Yearly Report Part 1

PRUDENTIAL PLC HALF YEAR 2010 RESULTS

STRATEGY CONTINUES TO DELIVER STRONG PERFORMANCE

Embedded Value:
•
New business profit of £892 million, up 27%(1)
•
Operating profit of £1,677 million, up 35%
•
Shareholders' funds of £16.7 billion, equivalent to 657 pence per share

IFRS:
•
Operating profit of £968 million up 41%(2), underlying operating profit up 19%
•
Shareholders' funds of £7.2 billion up 14%

New Business:
•
Total APE sales of £1,655 million up 28%(1)
•
New business profit margin (% APE) of 54%
•
Investment in new business - broadly flat at £337(1)
million (2009: £319 million)

Capital & Dividend:
•
Insurance Groups Directive ("IGD") capital surplus estimated at £3.4 billion
•
Underlying free surplus generation up 63% to £947 million
•
2010  half year dividend increased by 5% to 6.61 pence per share

Commenting on the half year results, Tidjane Thiam, Group Chief Executive said:

"Prudential has delivered strong results during the first half of 2010 as we continued to allocate capital to the geographies and products with the best profitable growth prospects, in line with our strategy. We have been able to generate significant, profitable and capital efficient growth across the Group: our sales have increased by more than a quarter, the higher level of margin achieved in 2009 has been maintained during the first half and we have done this consuming broadly the same amount of capital as last year.

Asia remains the region with the best potential for high and profitable growth, and despite our disappointment at not being able to further accelerate our strategy through the transaction with AIA, the prospects for future profitable organic growth remain excellent. In Asia, new business sales were £713 million, an increase of 36 per cent on the same period last year (2009: £524 million). This growth was broadly based, with all markets except Korea (where we have decided to limit our growth as part of our 'value over volume' discipline) recording double digit growth rates. IFRS operating profit was up 24 per cent to £262 million (2009: £212 million).

In the US, Jackson continued to focus on growing our sales of variable annuities whilst managing fixed annuity sales to optimise capital consumption and returns. It delivered APE retail sales of £560 million (2009: £392 million), up 43 per cent, while new business profit was £361 million, up 24 per cent.

In the UK, we maintained our strategy of 'value over volume', deploying capital efficiently and profitably to our core strengths, with-profits and annuities. Total APE sales were £382 million, up 2 per cent on the same period last year (2009: £376 million) and new business profit increased by 11 per cent to £135 million.

Our asset management businesses had a strong first half, as we continued to deliver superior investment returns in the market. Overall the Group saw net inflows of £4.4 billion and in Asia, external funds under management grew to £20.3 billion, up 24 per cent (2009: £16.4 billion).

As a result of this strong performance, I am pleased to announce that we have increased our interim dividend by 5 per cent to 6.61 pence per share.

We have significant opportunities for profitable growth and the financial strength to take advantage of those opportunities.
We are cautious about the outlook for the western economies.  However, our Asian business gives us a material and powerful presence in the most attractive markets in our industry, and one that will continue to underpin our growth.

So we view the future with confidence. We expect the momentum that we have seen in our businesses during the first half to be sustained during the rest of the year.

As we look further ahead, beyond the second half, we are well positioned to continue to deliver strong growth and generate strong returns for our shareholders, thanks to our operational focus and strong market positions. "

ENDS

Contact:

Media		Investors/Analysts
Ed Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 3300
Robin Tozer	+44 (0)20 7548 2776	David Collins	+44 (0)20 7548 3300
		Jessica Stalley	+44 (0)20 7548 3300

Notes to Editors:

1.   The results in this announcement are prepared on two bases: International Financial Reporting Standards ('IFRS') and European Embedded Value ('EEV'). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS.
Period on period percentage increases are stated on an actual exchange rate basis.

2.
Asia 2010 and 2009 comparative APE new business sales and new business profit (NBP) exclude the Taiwan agency business disposed of during the second quarter of 2009 and the Japanese insurance operations which we have closed to new business with effect from 15 February 2010.

3.
Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

4.
Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, transaction costs arising from business combinations in the period, costs associated with the terminated AIA transaction, and the effect of disposal and results of the Taiwan agency business, for which the sale process was completed in June 2009. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the time value of cost of options and guarantees, and the market value movement on core borrowings.

5.
There will be a conference call today for wire services at 07.30am
GMT+01:00 London (Summer Time)
hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44(0)20 7075 1520. Passcode:  606607#

6.
A presentation to analysts will take place at 09.30am
GMT+01:00 London (Summer Time)
at The London Stock Exchange,
10 Paternoster Square, London, EC4M 7LS
. Dial in telephone number: +44 (0)20 8817 9301. Passcode:
3332697#
. An audio cast of the presentation and the presentation slides will be available on the Group's website,
http://www.prudential.co.uk/prudential-plc/investors/

7.
High resolution photographs are available to the media free of charge at
www.newscast.co.uk

on +44 (0)20 78886 5895 or by calling Prudential press office on +44 (0)20 7548 2466.

8.   Total number of Prudential plc shares in issue as at 30 June 2010 was 2,539,204,415.

9.
Financial Calendar 2010
:

Third Quarter 2010 Interim Management Statement	10 November 2010

2010 Interim Dividend
Ex-dividend date	18 August 2010 (UK, Irish and Singapore shareholders) 19 August 2010 (Hong Kong shareholders)
Record date	20 August 2010
Payment of dividend	23 September 2010 (UK and Irish shareholders) 24 September 2010 (Hong Kong shareholders) 30 September 2010(3) (Singapore shareholders)

The Company will be offering a scrip dividend alternative and details will be made available on the Group's website.

10.
About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £309 billion in assets under management (as at 30 June 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

11.  Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

(1)
Excludes Japan which ceased writing new business in 2010

(2)
Group IFRS operating profit of £968 million includes £123 million of net equity hedging gains (2009:£23 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group operating profit increased by 19 per cent as compared to half year 2009

(3)The Singapore dividend will be paid to shareholders on or about 30 September 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 August 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Company Secretary